Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweet related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: We need to close the digital divide in rural America. New T-Mobile fully intends to do that with its 5G expansion. High-speed internet access is crucial for educational success and economic growth! [link to Morning Consult article below] Key Info: http://NewTMobile.com

Sprint/T-Mobile Merger Promises Game-Changing Faster Internet to Rural America

By Rachelle Chong, Morning Consult, June 13, 2019

Just as everyone needs access to electricity and clean water, so too they have a right to reliable telephone service and high-speed internet. As a former commissioner at the Federal Communications Commission and California Public Utilities Commission, I’ve spent much of my career working to expand these critical communications services to everyone. However, even in 2019, far too many people in rural communities are still stuck on the wrong side of the Digital Divide, having little or no reliable access to the internet.

This week, FCC Chairman Ajit Pai said that he intends to bring up a proposed decision to approve the merger of Sprint and T-Mobile. He cites as a key public benefit the companies’ commitment to upgrade the 5G wireless network and other voluntary commitments, including keeping current rates for three years, bringing broadband service to rural households, and divesting Boost Mobile.

I urge the Department of Justice to also act in favor of the merger. To quote the FCC chairman, we should seize this opportunity to “speed up the deployment of 5G throughout the United States and bring much faster mobile broadband to rural Americans.”

Here are the critical details: In their joint public interest statement to the FCC, T-Mobile and Sprint propose to combine their three types of wireless spectrum, cell sites and towers to create a state-of-the-art nationwide 5G network by the end of 2023 — providing a faster network than either company can offer independently. In sworn testimony before Congress, the companies asserted the new 5G network will have three times the total capacity and speeds four-to-six times faster than either standalone company could provide. Additionally, nearly two-thirds of the U.S. population would be able to access speeds greater than 100 Mbps by 2021. By 2024, they project that number to reach nearly 90 percent. For those of us who labor in the policy trenches trying to encourage reluctant broadband providers to bring fast internet to every hill and dale, this promise is a major game changer for the nation’s rural and agricultural economies.

Should the merger be approved and New T-Mobile deliver on its rural coverage promise, the Digital Divide essentially would close in many rural communities across the United States. The additional coverage would provide an economic stimulus for rural residents, the local shops that support them, and farmers seeking access to the technologies needed to sustain their businesses.

That’s why the California Emerging Technology Fund, a nonprofit established a decade ago by the CPUC to close the Digital Divide, recently struck an agreement with T-Mobile regarding its proposed California operations. Importantly, T-Mobile has agreed to independent verification by a third-party engineering firm that it will deliver on the coverage promises it is making to California regulators in the companies’ transfer applications. T-Mobile also has made commitments to expand affordable Lifeline programs, infrastructure to improve rural emergency response and digital literacy programs.

Now, more than ever, reliable internet access is critical to success and a better quality of life. High-speed internet is a “must have” for libraries, K-12 schools, universities, health clinics, and other anchor institutions to fully serve their communities and reach the most vulnerable populations. Employers and colleges generally only accept digital applications, many government services require online enrollment and homework often requires getting on the internet from home. Without internet access, many Americans are being deprived of accessing opportunities. As an example, a study by the National Center for Educational Statistics shows students from households without internet access have lower assessment scores in reading, math and science. The homework gap, the inability to complete online assignments at home, is a steep barrier to their academic achievement and long-term success.

In the coming year, I also urge the FCC and Congress to take immediate action to bring internet to all Americans, including supporting improved broadband mapping and new funding for broadband build-out projects. Private sector investment—including that promised by the New T-Mobile in its proposed merger – should be encouraged, as well as public investment where necessary. Every American has the right to access the benefits of the Information Age.

Rachelle Chong, a former FCC and California PUC commissioner, currently serves as special counsel to California Emerging Technology Fund and is a SHLB Executive Board member and California Asian Chamber of Commerce Board member.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.